Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  The Procter & Gamble Company
Commission File No.: 001-00434
June 4, 2008
To:  All Smucker Employees
We are very excited to announce a landmark transaction that brings one of America’s best known brands into the Smucker family and builds on our Company’s continued strategic growth. The J. M. Smucker Company has reached a definitive agreement with Procter & Gamble to merge the Folgers® coffee business into the Company in an all-stock “Reverse Morris Trust” transaction. Today, we proudly welcome the Folgers business into the Smucker family of brands.
The Folgers brand, founded by James A. Folger in 1850, is similar in many ways to our own core brands with a rich heritage, high-quality product offerings, and strong consumer loyalty. As the #1 retail packaged coffee brand in the United States, the transaction of Folgers clearly aligns with our strategy to own and market #1 food brands in North America. In addition, coffee, like peanut butter, fruit spreads, cooking oils and flour, is a staple item included in more than 80% of household pantries.
This is another significant growth milestone for Smucker, as the Folgers brand will be our tenth #1 brand and will be the first $1 billion brand in our portfolio. In addition to the flagship Folgers brand, the Folgers broad portfolio of products also includes the Millstone® brand along with the Dunkin’ Donuts® brand sold through retail channels. We are confident our proven brand management expertise will allow us to continue Folgers’ lead in the competitive coffee category and build upon its unique heritage and equity.
Also included in the transaction are the Folgers production facilities located in New Orleans, Louisiana; Sherman, Texas; and Kansas City, Missouri, along with the sales, marketing, coffee procurement, product development, supply chain, and administrative functions in Cincinnati. These facilities, along with support staff, will add about 1,250 new employees to the Smucker family.
The transaction is expected to increase total Company net sales to approximately $5 billion in the first full year of ownership and presents greater opportunities for multi-brand merchandising, new product development, and continued investment in our core brands. This combined portfolio provides us with increased size and scale that will benefit all our businesses, position us for future growth, and deliver long-term shareholder value.
An important component of this transaction is the payment to Smucker shareholders of a one-time special dividend of approximately $5 per share that serves to equalize the transaction. The closing of the transaction in October 2008 will require shareholder and regulatory approval.
As you know, this has and will continue to require a great deal of effort by many people throughout the Company in the coming months. We also understand this opportunity comes at a time when we are already engaged in a number of significant company-wide initiatives. We are committed to prioritizing these demands and adding additional resources as necessary to support our efforts. There is no doubt that every person’s role will be critical to our success – whether focused on running our business or the integration of Folgers – and we thank you for your enthusiasm and dedication to the business.
We know you will join us in welcoming into the Smucker family the Folgers business and the talented employees who have built this successful brand. We thank each of you for your commitment to the Basic Beliefs and to each other as we enter another exciting chapter in our Company’s history.
Sincerely,

Folgers Fact Sheet

Brand History


Folgers

Folgers® is the number one brand of retail packaged coffee products in the United States. Founded in 1850 in San Francisco by James A. Folger, **Folgers** has been serving up the finest in coffee flavor for more than 150 years.

Folgers is known for producing superior-quality coffee, using mountain-grown beans ripened to perfection.

In 1963, the Procter & Gamble Company acquired the Folgers Coffee Company and began national distribution of products under the **Folgers** brand name. The **Folgers** business has doubled in size since the P&G acquisition, making it America's number one coffee brand.

The brand has a tradition of excellence in marketing and advertising, including the distinctive jingle "The Best Part of Wakin' Up™."

In addition to its namesake brand, **Folgers** also sells products under the gourmet coffee brand **Millstone®**, and has an exclusive licensing agreement to market the **Dunkin' Donuts®** brand through retail channels.

Product Overview


Folgers

Folgers offers a wide variety of rich-flavored whole bean, ground and instant coffees.

Folgers Classic Roast is made from Mountain Grown® beans, the world's richest and most aromatic coffee beans.

Folgers also provides consumers with a variety of product choices to fit their lifestyle, such as **Folgers** Flavors and decaffeinated varieties and **Folgers** Simply Smooth™, a special "stomach-friendly" coffee blend.

Folgers Gourmet Selections features only **Folgers'** most aromatic, 100% Arabica beans, specially blended and slowly roasted for premium coffee varieties.

The **Folgers** product portfolio also includes **Folgers** Café Coffees ready-in-minutes cappuccinos, **Folgers** Coffee Pods for the **Home Café®** single-cup coffee system, and **Folgers** Coffeehouse Series™ featuring distinctive ground coffee blends.



The **Millstone** brand has been offering premium crafted coffees since 1981 and is devoted to selecting only the world's finest premium and Arabica coffee beans for its products. The **Millstone** product line-up provides more than 30 different blends, flavors and roasts, including several varieties of 100% organic certified coffees.

Dunkin' Donuts is America's number one retailer of regular hot coffee by the cup. Sales of **Dunkin' Donuts** ground coffee products within retail stores allow loyal consumers to have the taste they love in their own home. Six varieties are available, including a whole bean product for those consumers looking for a fresh coffee experience.

Folgers Manufacturing Facilities

Folgers has approximately 1,250 employees, and **Folgers** products are manufactured at three locations in the United States. The largest facility is in New Orleans, Louisiana. Other facilities are located in Kansas City, Missouri, and Sherman, Texas. Marketing, Sales, Commodity Purchasing, Supply Chain, Product Development and Administrative functions are located in Cincinnati, Ohio.

Strategic Rationale

The **Folgers** brand is clearly aligned with The J.M. Smucker Company strategy of owning and marketing number one food brands in North America. The **Folgers** brand strengthens the Smucker portfolio by providing increased size and scale that will benefit all of our businesses, and positions us for future growth and delivering long-term shareholder value.

Folgers(r) History 1850 1995 August 2006 August 2007 June 2008 1963 2000 Folgers founded in San Francisco by James A. Folger Folgers acquired by P&G P&G acquires gourmet brand, Millstone 150! Brand celebrated 150th Birthday 1984 "Best Part of Wakin' Up" jingle debuts Folgers Gourmet Selections launched Dunkin Donuts retail packaged coffee launched under exclusive licensing agreement Folgers joins Smucker

In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement with the SEC, which will include Smucker’s proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, or by contacting The J.M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.
Smucker, P&G and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Smucker & P&G may be found in their most recent Annual Reports on Form 10-K and definitive proxy statements for their most recent annual meetings of shareholders filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Smucker documents can be obtained free of charge from the sources indicated above. P&G documents are available free of charge on the SEC’s website and also may be obtained by contacting The Procter & Gamble Company, Shareholder Services Department, PO Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

The J. M. Smucker Company Forward Looking Information
This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect Smucker are detailed from time to time in reports filed by Smucker with the SEC, including Forms 10-Q, 10-K and 8-K.